Tel.+31(0)10 4134601 info@symbid.com www .symbid.com	Symbid Corp. Marconistraat 16 3029 AK Rotterdam

July 7, 2014

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:      Kathleen Krebs
Larry Spirgel
Gregory Dundas

Re:          Symbid Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 24, 2014
File No. 333-196153

Ladies and Gentlemen:

On behalf of Symbid Corp., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 2, 2014 (the “Comment Letter”), addressed to Philip Cooke, Chief Financial Officer of the Company, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on June 24, 2014 (the “Form S-1”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Reorganization of Corporate Structure, page 68

1.	Revise your corporate structure schematic to include Symbid IP Foundation and Symbid Cooperatie U.A. You should identify the function of each company and whether you control its activities.

The requested revision has been made to the corporate structure schematic. Further, the disclosure under Reorganization of Corporate Structure has been expanded to identify the function of each company and how we control their activities.

* * * * *
The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter, as reflected in Amendment No. 2 to Form S-1 of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at +31(0)1 041 34 601.

Sincerely yours,

Symbid Corp.

/s/ Philip Cooke

Philip Cooke
Chief Financial Officer